December 30, 2009

VIA EDGAR

Vince DiStefano Christina DiAngelo U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:           Embarcadero Funds, Inc. (File No. 333-163297)

Dear Mr. DiStefano and Ms. DiAngelo:

This letter responds to the comments you provided by telephone to the undersigned on December 28, 2009 and December 29, 2009 relating to Pre-Effective Amendment No. 1 to the registration statement on Form N-14 for the Embarcadero Funds, Inc. (the “Company”) filed on December 22, 2009 (the “N-14 Registration Statement”).  The N-14 Registration Statement contains a registration statement for shares of two series of the Company, and a combined proxy statement relating to the special meeting of shareholders of three other series of the Company.  The proposals in the combined proxy statement seek approval to reorganize these series, with two Funds remaining if the reorganizations are approved.  Unless otherwise noted, defined terms have the same meaning ascribed to them in the N-14 Registration Statement.  A filing containing changes responsive to your comments will be filed pursuant to Rule 497 prior to mailing the proxy statement, and accompanying this letter are revisions to the proxy statement (selected sections only) showing changes from the December 22 filing.

1.  Comment:  The descriptions of the Acquiring Funds’ investment program indicate that the Subadvisers may invest in any industry and that the Funds may, from time to time, concentrate in particular industries.  The descriptions, however, do not identify particular industries where such concentration will occur.  Please either disclose the industries where the Acquiring Funds intend to concentrate or remove disclosures indicating that the Acquiring Funds have flexibility to concentrate and explain the Acquiring Funds’ concentration policies.

Response:  The disclosures indicating that the Acquiring Funds have flexibility to concentrate in different industries has been removed from the N-14 Registration Statement, along with the risk factor concerning industry concentration.  The Funds’ policy is to not concentrate their investments in a particular industry, and prospectus disclosure will be amended to clarify this policy and it will appear in the Funds’ statement of additional information filed in connection with the Funds’ next annual update this Spring.  Due to the changes to be made to the Funds’ prospectus and statement of additional information if shareholders approve the matters they are considering at the upcoming meetings, the Funds’ next annual update will be filed pursuant to Rule 485(a).

U.S. Securities and Exchange Commission
December 30, 2009

2.  Comment.  The comparative fee tables show restated fees and expenses of the Small-Cap Growth Fund and All-Cap Growth Fund, assuming their new advisory agreements are approved by shareholders.  Please show historical fees and expenses of the Acquiring Funds, as of June 30, 2009, without restatement.  The pro forma fees and expenses would then show, as they currently do, restated fees and expenses assuming the Acquiring Funds’ shareholders approve the new advisory agreements and the Reorganizations are approved.

Response:  The fees and expenses of the Small-Cap Growth Fund and All-Cap Growth Fund have been revised in the N-14 Registration Statement, and will no longer show restated fees but will show historical fees and expenses as of June 30, 2009.  The pro forma columns of the fee tables have not been revised, and will continue to show fees and expenses assuming that the new advisory agreements are approved and the Reorganizations are approved.

If you have any questions concerning the foregoing, please do not hesitate to contact me at 415.249.1053 or my colleague Mark Perlow at 415.249.1070.

Sincerely,

/s/  Kurt J. Decko

Kurt J. Decko

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